Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Revolution MD, Inc
5600 Crooked Pine Lane
Knoxville, TN 37921
http://rev-md.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Revolution MD, Inc
Address: 5600 Crooked Pine Lane, Knoxville, TN 37921
State of Incorporation: NV
Date Incorporated: October 01, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 15% Bonus Shares.

Early Bird Bonus

Invest within the two weeks and receive 10% Bonus Shares.

Amount-Based

$1,000+ | Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

$2,000+ | Tier 2

Invest $2,000+ and receive 10% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000+ and receive 15% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolution MD will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

In the wake of the pandemic, the overdose crisis has reached new heights that call for rethinking our response. In many parts of the country, the year-over-year overdose death rate jumped by more than 50% between 2019 and 2020. The Centers for Disease Control (CDC) calculates the average nationally to reach rates as high as 40%, bringing us over 93,000 overdose deaths nationally in 2020.

In addition, patients are not receiving effective pain relief for severe chronic pain as a result of unnecessary regulations and physicians' fear of a lack of compliance. Revolution MD has targeted this problem to significantly reduce opioid addiction and provide desperately needed pain relief for patients in need. We are solving the problem by using a patent-pending delivery system while providing patients with severe breakthrough pain the quality of life they deserve.

Revolution MD is not reinventing the wheel, we are putting together known pieces of technology in a novel way, however, to ensure a successful implementation, it was imperative to assemble a world-class team with highly specific areas of expertise with proven track records in the pharmaceutical, regulatory, healthcare, cyber security, intellectual property, and finance industries.

Revolution MD's device includes a patent-pending IoT device controlled by a high-performance blockchain network that utilizes biometric authentication as well as other abuse deterrents. All intellectual property is owned by the company. The high-performance blockchain network ensures real-time connectivity and control of the device. This allows interfaces with health care providers and enables remote activation and deactivation as well as the ability to taper patients off the medication. The data captured by the network is invaluable for various stakeholders including pharmaceutical companies, health care professionals, prescribing physicians, law enforcement, and regulatory agencies.

The company is currently in late-stage discussions with multiple parties to obtain significant investments. Discussions with strategic partners in the medical device and pharmaceutical sectors that include existing devices that would benefit from our technology as an add-on are also in progress.

Revolution MD, Inc. is a Nevada C-Corporation that is headquartered in Tennessee and was formed on August 1, 2018. Revolution MD, Inc. is currently in the pre-revenue stage of development.

Competitors and Industry

INDUSTRY

In 2018, the global opioids market size was valued at $25.4 billion and is projected to expand at a CAGR of 1.8% through 2026. Opioids are naturally occurring, synthetic or semi-synthetic compounds that bind to opioid receptors and activate them. Further, the opioid market is anticipated to witness steady growth in the future, owing to the rise in prevalence of orthopedic diseases due to sedentary lifestyle, increase in the geriatric segment, and expanding consumption of opioids for pain management.

COMPETITORS

While the delivery of drugs nasally, sublingually, or through pulmonary delivery is not new. Revolution MD is a technology integrator that has developed a game-changing approach to dealing with the opioid crisis through significant enhancements to the device itself, and, more importantly, through the integration of a communications and data capture platform. This is RevMD's unique value proposition.

The Company does not have competition from a similar device at this time, however, there are several companies with potential solutions to other aspects of the opioid crisis.

COOLIEF is a minimally invasive treatment option targeting nerves that transmit pain signals and the first and only radiofrequency ("RF") treatment, which is cleared by the FDA for the relief of osteoarthritis knee pain.

iPill uses a mobile application with a biometric authentication process to operate a portable tamper-resistant device to ensure patient treatment for pain, prevention of overconsumption, and diversion of opioids.

CognifiSense is a start-up developing virtual reality ("VR") pain management technologies. CognifiSense's core product, VR Neuropsychological Therapy or VRNT is a proprietary technology aimed at creating a lasting reduction in chronic pain.

Unlike other potential solutions Revolution MD is not reinventing the wheel. We are putting together known pieces of technology in a novel way. A simple & unified approach to opioid and pharmaceutical delivery can be an effective solution to overcome this problem, so the risk has been largely mitigated. We believe Revolution MD's superior method of dispensing medication will largely replace pills, prevent overdose, ensure patient compliance, revolutionize the delivery of medication worldwide and provide the information and data necessary to both mitigate the crisis and develop alternative solutions in the future.

Current Stage and Roadmap

CURRENT STAGE

Revolution MD has built multiple proof of concept devices. Our near-term strategy is one of the most cost-effective and timely ways to build substantial value.

• It will allow the company to showcase the network interface, connectivity, biometrics, data capturing

• Submit Pre-IND to obtain approval from the FDA to validate the regulatory strategy

• Complete the working device prototype to demonstrate consistent 1-2 micron droplet size mist.

The completion of RevMD's network interface, connectivity, biometrics, data capturing, Pre-IND submission, and working prototype will dramatically decrease risk and in turn increase value. The estimated time to complete this phase is 12 months.

FUTURE ROADMAP

Upon the successful response from the FDA to the Pre-IND, the company plans to continue into phase one clinical trials in parallel to continuing ongoing discussions and secure strategic partners such as medical device, pharmaceutical, and healthcare companies as well as other key players.

The financial models have been developed to demonstrate i) the total size of the overall opportunity for a strategic player and ii) revenue and cash flow generating opportunity for RevMD through this alliance using a licensing model as a potential structure.

The Team

Officers and Directors

Name: Joshua Kimmel

Joshua Kimmel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Founder
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 4,937,500 shares of common stock. Annual salary of $70,000. Identify Strategic Partnerships, Primary Spokesperson Investor Relations, Oversight of Operations, Communicate Strategy to Team

Other business experience in the past three years:

- **Employer:** 4M Carbon Fiber Corp
  Title: President
  Dates of Service: January 01, 2017 - April 20, 2020
  Responsibilities: - Identify Strategic Partnerships - Primary Spokesperson - Investor Relations - Oversight of Operations - Communicate Strategy to Team

Name: Ken Greenwood

Ken Greenwood 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Compensation in the form of equity of 4,937,500 shares of

common stock. No salary. Manage & Develop IT & Network - Maintain IT Budget & Schedule - Manage technical Resources - Evaluate and Implement Customer Interface

Other business experience in the past three years:

- **Employer:** Healthcare Integrated Technologies
  Title: CTO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: - Manage & Develop IT & Network - Maintain IT Budget & Schedule - Manage technical Resources - Evaluate and Implement Customer Interface

Name: Mike Agentis

Mike Agentis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 1,000,000 shares of common stock. No Salary. Business Operations - Finances - Cost & Schedule Control - Project Management - Policies & procedures - Cost & Schedule Control - Project Management - Policies & procedures

Other business experience in the past three years:

- **Employer:** 4M Carbon Fiber Corp.
  Title: COO
  Dates of Service: February 01, 2019 - April 01, 2020
  Responsibilities: - Business Operations - Finances - Cost & Schedule Control - Project Management - Policies & procedures

Name: Jurgen Vollrath

Jurgen Vollrath's current primary role is with Exponential Technology Counsel . Jurgen Vollrath currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Intellectual Property Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Equity compensation of 1,000,000 shares of common stock. No salary. Assist in valuation of intellectual property - Creation of competitive

technology map - Evaluate potential infringements

Other business experience in the past three years:

- **Employer:** Exponential Technology Counsel
  Title: President
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Provide legal counsel to high tech companies. Structuring IP portfolios and developing and executing acquisition strategies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the global opioid market. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational medical device or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Inhale device. Delays or cost overruns in the development of our Inhale device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Revolution MD was formed on October of 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Revolution MD has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Inhale device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Revolution MD Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Revolution MD Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Kimmel	4,937,500	Common Stock	36.97%
Ken Greenwood	4,937,500	Common Stock	36.97%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 13,356,250 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $307,760.00
  Number of Securities Sold: 437,500
  Use of proceeds: Intellectual property filings, developing the regulatory strategy, determining the device technology, building a prototype, and developing the network architecture.
  Date: December 01, 2021
  Offering exemption relied upon: Need help with this question.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The longevity of the business is contingent upon our ability to secure a significant amount of funding until the company generates revenue, licenses the technology or is acquired. The company will execute additional capital raises as key milestones are met or strategic investments are realized.

Foreseeable major expenses based on projections:

Major expenses will be related to clinical trials, software development and personel.

Future operational challenges:

The company has a highly experienced in all aspects of the business, however clinical trials could take longer and cost more if there is a delay or not favorable results.

Future challenges related to capital resources:

The company needs to secure a significant amount of capital to make meaningful progress. As with most companies, it is imperative to achieve milestones with each capital raise to continue to build shareholder value.

Future milestones and events:

The successful submission and approval of the Pre-IND from the FDA and the completion of the final device that will be used for clinical trials will significantly derisk the project and increase the value.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is approximately $20,735. The company has access to additional capital investments from the founders and advisors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important for the company to make significant progress, however the company has a number of existing opportunities with potential strategic and private investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are essential for the company to make significant progress. There is no guarantee the company will close a strategic partnership or significant private investment.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company only raises the minimum, we will need to continue to raise private capital from private investors, founders and advisors to continue operating for more than 4 months. Our current burn rate is approximately $16,000 per month, but needs to be increased to make significant progress.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will have approximately 12 months of capital to execute on the filing of the Pre-IND, complete the device to be utilized for stage one clinical trials and build out the network interface and connectivity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has multiple opportunities that are in late stage discussions with private and strategic investments. The company is confident it will secure a significant investment(s) in addition to the campaign and will continue to evaluate future capital raises.

Indebtedness

- **Creditor:** PPP loan
  Amount Owed: $12,760.00
  Interest Rate: 1.0%
  Maturity Date: April 08, 2026
  As of Year Ended December 31, 2021 2022 $ 2,552 2023 2,552 2024 2,552 2025 2,552 2026 2,552 Total $ 12,760

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $26,712,500.00

Valuation Details:

The valuation of the company is validated by our assets including the intellectual property, proven track records in specific areas of expertise, and confirmed by industry comps and financial model with an associated discount based on the level of risk.

The company raised initial funding of approximately $400,000 at a $10 million dollar valuation prior to adding the team, filing the intellectual property, developing the regulatory strategy, determining the device technology, building a prototype, and developing the network architecture.

Revolution MD has pending patents in the United States and Canada related to improvements to existing hardware including abuse and diversion deterrents and integration of a communications and data capture platform that utilizes a high-performance blockchain network.

Revolution MD is not reinventing the wheel, we are putting together known pieces of technology in a novel way, however, to ensure a successful implementation, it was imperative to assemble a team with highly specific areas of expertise with proven track records in the pharmaceutical, regulatory, healthcare, cyber security, intellectual property, and finance industries.

Igor Gonda was the former CEO and President of Aradigm Corporation where he successfully developed and licensed an opioid inhaler and is one of the longest working pharmaceutical inhalation scientists. Bill Pittman is the former President and COO of DeRoyal Industries. DeRoyal is a global manufacturer of over 3000 medical devices that has over 3,000,000 sq. ft. under roof in 6 U.S. states and 7 countries. Their annual revenue is approaching $1B. Ken Greenwood has had a 20-year career in enterprise-scale software and development, AI research and design, models generation, system architecture, integration, and big data analytics. Jurgen Vollrath was the former CIPO at SAP who directly reported to Hasso Plattner; co-founder of Corinthian Ophthalmic where he developed and brought a small particle misting device to market. Don Treacy PH.D. Analytical Chemistry & CEO of the Magothy Group, is an inventor holding many patents, including a pulsed dose drug delivery system and an antiviral agent. Susan Clausen, Ph.D. is currently a Principal at Magothy Consulting Group with over 20 years of experience in pharmaceutical development. Her expertise includes clinical, regulatory, and biopharmaceutics strategy and implementation for development programs. Richard Dapaah was a Venture Adviser with MBX Capital, a venture capital firm that funds high-impact healthcare and life sciences strategies. Prior to MBX Capital, Richard was part of the founding team at Shire Capital Management, a global multi-strategy investment firm.

The company is currently in late discussions with multiple parties to obtain significant investments. In addition to discussions with strategic partners in the medical device and pharmaceutical sectors that include existing devices that would benefit from our technology as an add-on.

This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options, and no outstanding convertible securities. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The company will focus the minimum funding goal proceeds on marketing as the success of the StartEngine campaign is essential to the companies success. The balance of the funds will be used as additional capital on hand for operating

expenses.

- *Operations*
  46.5%
  The additional capital will be used for operating expenses and additional on hand capital.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  The company will focus approximately 15% of maximum funding goal proceeds on marketing as the success of the StartEngine campaign is essential to the companies success.

- *Regulatory Submissions*
  15.0%
  The company will prepare and submit the Pre-IND to the FDA to gain regulatory approval.

- *Operations*
  31.5%
  This capital will allow the company to showcase the network interface, connectivity, biometrics and data capturing capability.

- *Device Engineering*
  35.0%
  The company will be finalizing engineering the device in preparation for phase one clinical trials.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://rev-md.com/ (rev-md.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revolution-md

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Revolution MD, Inc

[See attached]

REVOLUTION MD, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Revolution MD, Inc
Knoxville, Tennessee

We have reviewed the accompanying financial statements of Revolution MD, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

Revolution MD Inc
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 12,260	$ 3,693
Prepaids and other current assets	2,064	1,324
Total current assets	**14,324**	**5,017**
Total assets	**$ 14,324**	**$ 5,017**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current Portion of Loan	2,552	-
Total Current Liabilities	2,552	-
Loan Payable	10,208	-
Total liabilities	**12,760**	**-**
STOCKHOLDERS EQUITY		
Common Stock	129	125
Additional Paid In Capital	393,556	307,760
Retained earnings/(Accumulated Deficit)	(392,121)	(302,868)
Total stockholders' equity	**1,564**	**5,017**
Total liabilities and stockholders' equity	**$ 14,324**	**$ 5,017**

See accompanying notes to financial statements.

REVOLUTION MD INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	88,292	101,399
Sales and marketing	961	213
Total operating expenses	89,253	101,611
Operating income/(loss)	(89,253)	(101,611)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(89,253)	(101,611)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (89,253)**	**$ (101,611)**

See accompanying notes to financial statements.

REVOLUTION MD INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock			Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2019	**12,937,500**	**$**	**129**	**$**	**249,871**	**$**	**(201,257)**	**$ 48,743**
Capital contribution					57,889			57,889
Share repurchase	(437,500)	$	(4)					$ (4)
Net income/(loss)							(101,611)	(101,611)
Balance—December 31, 2020	12,500,000		125		307,760	$	(302,868)	**$ 5,017**
Issuance of Stock	356,250		4		85,796			85,800
Net income/(loss)							(89,253)	(89,253)
Balance—December 31, 2021	**12,856,250**	**$**	**129**	**$**	**393,556**	**$**	**(392,121)**	**$ 1,564**

See accompanying notes to financial statements.

REVOLUTION MD INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(89,253)	$	(101,611)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(739)		(1,324)
Net cash provided/(used) by operating activities		**(89,993)**		**(102,935)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loan Payable		12,760		
Capital contribution		85,800		57,889
Share repurchase		-		(4)
Net cash provided/(used) by financing activities		**98,560**		**57,885**
Change in cash		8,567		(45,051)
Cash—beginning of year		3,693		48,743
Cash—end of year	**$**	**12,260**	**$**	**3,693**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Revolution MD Inc was incorporated on October 1, 2018, in the state of Nevada. The financial statements of Revolution MD Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Knoxville, Tennessee.

Revolution MD Corporation (RevMD) is a Bio-Tech company focused on providing an alternate delivery system for prescription medications. We use a high transaction blockchain network to control dispensing the medication to the prescribed user though a biometrically controlled device. Our initial focus uses our technology to address the opioid crisis that claims the lives of over 47,000 people in the United States each year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2021 and 2020, there were no accounts receivable requiring collection

Prepaid Expenses

Prepaid expenses include rent paid in advance, prepaid payroll, service fees, and subscription fees for the periods subsequent to December 31, 2021, and 2020.

Property and Equipment

As of December 31, 2021 and 2020, there was no property and equipment.

Impairment of Long Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the year ending December 31, 2021 the Company disposed property and equipment with carrying amount of $0 and recognized no loss on disposals of property and equipment in the statements of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019, and retroactively applied to the periods presented. As of December 31, 2021, deferred revenue pertaining to revenue collected but not yet earned amounted to $0 and are recognized as current liabilities in the balance sheets.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $961 and $213, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, convertible notes payable, term loan and SAFE liabilities. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepayments	2,064	1,324
Total Prepaids Expenses and other Current Assts	**$ 2,064**	**$ 1,324**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 12,856,250 shares and 12,500,000 shares have been issued and are outstanding, respectively.

Stock warrants

As of December 31, 2020 and 2019, the Company did not issue any stock warrants.

Stock Options

As of December 31, 2020 and 2019, the Company did not issue any stock options.

5. DEBT

On April 8, 2021, the company received a PPP loan in the amount of $12,760. The details of the loan and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 12,760	1.00%	4/8/2021	4/8/2026	$ 128	$ 128	$ 2,552	$ 10,208	$ 12,760
Total					**$ 128**	**$ 128**	**$ 2,552**	**$ 10,208**	**$ 12,760**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 2,552
2023	2,552
2024	2,552
2025	2,552
2026	2,552
Thereafter	-
Total	**$ 12,760**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (24,991)	$ (28,451)
Valuation Allowance	24,991	28,451
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (109,794)	$ (84,803)
Valuation Allowance	109,794	84,803
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $392,121, and the Company had state net operating loss ("NOL") carryforwards of approximately $392,121. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2021 and 2020, the Company did not have any lease commitments.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company sustained net losses amounting to $89,323 for the year ended December 31, 2021, and has an accumulated a deficit of $392,190 as of December 31, 2021, and has current assets of $14,324, and liabilities of $12,760. The Company has not yet generated revenues and incurred operating expenses of $89,323 for the year ending December 31, 2021. This resulted to negative cash flows from operating activities of $89,993. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Revolution MD

Reinventing Medication Delivery


INVEST NOW
INHALE
OPIOIDS MADE SAFER
Closing in 4 days

Website | Knoxville, TN | BIOTECHNOLOGY | HEALTH TECH

$69,646 raised

75 Investors	**$26.7M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**4** Days Left

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This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Revolution MD has developed a solution to address the root cause of the opioid epidemic, by controlling how opioids are dispensed. Hoping patients take opioids as prescribed does not work. Our solution is a patented disruptive Smart Inhaler controlled by a proprietary blockchain network that utilizes biometric authentication and physical abuse deterrents. The network provides real time connectivity and control of the device allowing interfaces with health care providers, enables remote activation and deactivation and the ability to taper patients off the medication. The data captured by the network is invaluable for various stakeholders including pharmaceutical companies, health care professionals, prescribing physicians, law enforcement and regulatory agencies.

Overview | Team | Terms | Updates 3 | Comments | Follow

Reasons to Invest

- Opportunity to Invest in a Growing Biotech Market | The global biotechnology market stood at USD $627.63 Billion in 2020 and is expected to grow at a CAGR of 8.57% through 2026, while the global market for opioids was estimated at USD $25.4 Billion in 2020 and projected to reach US$31.9 Billion by 2027***
- Revolution MD is supported by a world-class team of experts in pharmaceutical, regulatory, healthcare, cyber security, and finance industries, including Igor Gonda Pharma CEO, who successfully developed an opioid inhaler and navigated clinical trials.
- Technology is Proven: 11 clinical trials have demonstrated the efficacy of inhaled opioids with fewer side effects

---

*Information provided by the Center for Disease Control and Prevention (source)

***Market statistics provided by Research and Markets (source, source)

Rewards

Get rewarded for investing more into Revolution MD:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Tier 1
Invest $1,000+ and receive 5% Bonus Shares.


It's time to change the course of the opioid epidemic.
Revolution MD is developing a smart opioid inhaler that safely dispenses common opioids using a set of already-proven technological building blocks.
R
INHALE

*Images above are computer-generated renderings of the INHALE device. Product is currently under development.


Our INHALE device is designed to help prevent addiction and overdose by automatically limiting doses and requiring the patient to authenticate via a thumbprint lock.
Medication can only be dispensed as prescribed by the physician-provided schedule.

THE PROBLEM


137 Americans
die every day from opioid overdose
100,000
recorded deaths from April 2020 to April 2021
The highest number of drug-overdose deaths in a twelve-month period since the COVID-19 pandemic started.
25% of people
who take prescription opioids misuse them.
2.1 million
Americans are addicted to opioids, with overdoses increasing 30% during COVID-19 lockdowns.

(source / source / source / source / source)

THE SOLUTION


R
Eleven completed clinical trials have demonstrated that inhalation of opioids is as efficacious and elicits fewer side effects than other methods of delivery.


INHALE will uniquely combine already-proven technologies into one portable, delivery device:
Biometric Lock
Medication Scheduling
Addiction Prevention
Patient Compliance Reporting
Tamper Resistance
INHALE

*Images above are computer-generated renderings of the INHALE device. Product is currently under development.

$2,000+
Investment
Tier 2
Invest $2,000+ and receive 10% Bonus Shares.

$5,000+
Investment
Tier 3
Invest $5,000+ and receive 15% Bonus Shares.

$10,000+
Investment
Tier 4
Invest $10,000+ and receive 20% Bonus Shares.

THE MARKET


RevMD is positioned in the intersection of three growing markets:
In 2020, the Global Biotechnology Market stood at
$627.63 Billion
and is expected to grow at a CAGR of 8.57% through 2026.
By 2026, the Blockchain Market size is projected to grow to:
$67.4B
$31.9B
Projected Global Opioid Market by 2027
153,260,450
opioid prescriptions dispensed in the US in 2019.

(source / source / source / source)


R
Secondarily we will look to roll out to the opioid rehabilitation market.
Our INHALE device will be able to dispense methadone at home or on-the-go, relieving patients of attending daily clinic appointments.

OUR BUSINESS MODEL


INHALE is currently in the prototype phase.
RevMD has successfully completed a proof-of-concept model that emulates the final inhaler product.

Images above are computer-generated renderings of the INHALE device. Product is currently under development.


RevMD's Phase One strategy is to:
1.) Complete our submission of the Pre-IND to the FDA to validate the regulatory strategy.
2.) Complete the device that will be used for clinical trials.


INHALE
Upon the completion of Phase One, the company will evaluate a public listing and strategic alliances with key players in the medical device and pharmaceutical sectors.

Images above are computer-generated renderings of the INHALE device. Product is currently under development.

WHY INVEST


INHALE
At Revolution MD, our mission is to provide a solution to help mitigate the opioid crisis.
Join us as we work to develop a solution for the opioid epidemic and seek to advance healthcare technology.

**Images above are computer-generated renderings of the INHALE device. Product is currently under development.*

In the Press

TEKNOVATION.BIZ

SHOW MORE

Meet Our Team



Josh Kimmel

President & Founder

Founder of BREATHE e-cigarette vaporizer Corporation (OTCQB BVAP,) and former CEO & President of 4M leading the commercialization of plasma oxidation for the production of carbon fiber at scale.



Ken Greenwood

Chief Technology Officer

30 years SAP enterprise-scale implementations, ABAP, OO, SQL, XML, HTML et al, application performance, security, BI/BW big data, analytics and startup experience.



Mike Agentis

Chief Operating Officer

Business strategy, contract and project management, operation management, cost controls.



Jurgen Volrath

Chief Intellectual Property Officer

Former CIPO at SAP directly reporting to Hasso Plattner; co-founder of Corinthian Ophthalmic having developed and brought a vaporizer to market.



Garo Artinian

Advisory to Operations

Former CEO & Chairman of Draka Holding NV, a publicly listed company with revenue in excess of 3 billion Euro.



Igor Gonda

Chief Scientist

Former CEO of Aradigm Corporation. Lead strategic business alliances with major pharmaceutical and biotechnology companies. Research and development of products for major pharmaceutical markets such as diabetes and pain management.



Don Treacy

Clinical Development Manager

PH.D. Analytical Chemistry & CEO of the Magothy Group, inventor holding two patents: a pulsed dose drug delivery system and an antiviral agent.



Susan Clausen

Clinical Trials Manager

Clinical trials, clinical development, regulatory submissions, risk management, biotechnology, project management.



Richard Dapaah

Venture Advisor

Venture Advisor with MBX Capital, a venture capital firm that funds high impact healthcare and life sciences strategy. Prior to MBX Capital, Richard was part of the founding team at Shire Capital Management, a global multi-strategy investment firm.



Paresh Chari

Advisor

Former Dura-Line Chairman of the Board & CEO, Advisory board for Wavin (Netherlands) and Netafim (Israel). Currently advisor to Onward Capital.



Bill Pittman

Advisor

Former President and COO of DeRoyal Industries. DeRoyal is a global manufacturer of over 3000 medical devices has over 3,000,000 ft under roof in 6 U.S. states and 7 countries. Annual revenue is approaching $1B.

Offering Summary

Company	Revolution MD, Inc
Corporate Address	5600 Crooked Pine Lane, Knoxville, TN 37921
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$26,712,500.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 15% Bonus Shares.

Early Bird Bonus

Invest within the two weeks and receive 10% Bonus Shares.

Amount-Based

$1,000+ | Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

$2,000+ | Tier 2

Invest $2,000+ and receive 10% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000+ and receive 15% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolution MD will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Revolution MD Executes Letter of Intent with Flagship Capital for Multi-Million Dollar Investment

12 days ago

Revolution MD Executes Letter of Intent with Flagship Capital for Multi-Million Dollar Investment

KNOXVILLE, April 7, 2022 – Revolution MD Inc. ("Revolution MD), a biotech innovator focused on controlling how opioids are safely dispensed, today announced the execution of a non-binding Letter of Intent with Flagship Capital Legacy Fund ("Flagship Capital"). Flagship Capital Legacy Fund is a social impact/ESG fund focused on 4 key areas. Waste to Energy, Ocean Cleanup, Opioid Crisis and Alternative solutions to helping small businesses recover from the Covid19 pandemic.

Under terms of the above-mentioned Letter of Intent, dated April 7, 2022, Flagship Capital Legacy Fund intends to make an investment of $2M ($2,000,000) - $5M ($5,000,000.00) in exchange for an equity stake in Revolution MD.

Revolution MD President Mr. Josh Kimmel stated "This is a significant and timely investment that will allow us to add substantial value to the Company and its shareholders by achieving important milestones in our effort to address a critical component of the Opioid Crisis.

Casey Pond Principal of Flagship Capital stated, "We have been thoroughly impressed with the unique and innovative approach to address a root cause of the Opioid Epidemic, in addition to the world class talent the Company has assembled. Revolution MD is a valuable addition to our portfolio."

About Revolution MD Inc.

Revolution MD is based Knoxville, TN and was incorporated in 2018. Revolution MD has developed a solution to address the root cause of the opioid epidemic, by controlling how opioids are dispensed. The Company is developing a patented Smart Inhaler controlled by a proprietary blockchain network that utilizes biometric authentication and physical abuse deterrents. The network provides real time connectivity and control of the device allowing interfaces with health care providers, enables remote activation and deactivation and the ability to taper patients off the medication. The data captured by the network is invaluable for various stakeholders including pharmaceutical companies, health care professionals, prescribing physicians, law enforcement and regulatory agencies.

About Flagship Capital Legacy Fund

Flagship Capital Legacy Fund is a social impact/ESG fund, with 4 key areas of focus: Waste to Energy, Ocean Cleanup, Opioid Crisis and Alternative solutions to helping small businesses recover from the Covid19 pandemic.

SOURCE Revolution MD Inc.

For more information go to Rev-MD.com

It should be noted that letters of intent are non-binding contracts

Investments have increased over 110% in less than 2 weeks!

about 1 month ago


110% increase in investment
in less than 2 weeks!

We are excited to announce that investments in our crowdfunding campaign have increased over 100% in the last 2 weeks and are gaining momentum. Reaching this milestone is a true testament to the incredible support we've received from emails, phone calls and messages on social media. We are humbled beyond belief. Thank you to our early investors, your support is very much appreciated!

Please share this with others that have been affected by the opioid crisis and will support our effort to make opioids safer.

Stay tuned in the coming weeks as we share our progress as it develops.

Thank you from the entire Revolution MD Team

Revolution MD CEO Josh Kimmel's Addiction Story

3 months ago

My name is Josh and I am the CEO of Revolution MD. I started this company because I was an opioid addict!

When opioids are used as prescribed, they provide immediate pain relief and help millions of patients globally. But when they are abused, the physical and mental devastation to the patient and all those around them is heart breaking.

My story is not unique. I was introduced to opioids when I had knee surgery. After surgery, I continued to use opioids recreationally because they gave me a powerful feeling of well-being, euphoria, and a host of other good feelings. I knew the warnings about addiction to the drug but I thought that would never affect me.

Over time, the number of opioids I needed daily kept getting larger to achieve the high I craved and I needed more money to fund my increasing addiction. My life became a vicious cycle of waking up and either taking opioids every hour or two until going to bed, or desperately trying to find more, feeling like I was going to die if I couldn't. I no longer had goals or aspirations; I wasn't thinking about my future or doing anything positive for myself or my family.

But getting clean from opioids is not that easy and I relapsed multiple times until I finally was able to stick with Methadone and began functioning without the desire of chasing a high every hour.

After almost a year of sobriety, I started to experience an overwhelming feeling of spiritual awakening and was inspired to be alive and ready to take on the world again! I knew in that moment my passion was to find a way to curb the abuse and addiction from opioid addiction that is crippling patients and families all over the world

So, I started Revolution MD.

Our mission is to bring to market a smart inhaler designed to safely control the dispensing of opioids within prescribed limits, providing immediate pain relief while minimizing the risk of addiction.

We launched our funding campaign to find likeminded investors who wanted to help us create a solution for this major problem that is rampant across the globe and the opportunity to invest from the ground floor up in a new technology that can revolutionize the way we dispense and control pharmaceuticals in the future.

We are excited about the future of Rev MD and encourage you to join us on our noble journey.

Josh Kimmel

President & Founder

Revolution MD Corp.



END OF UPDATES

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Nikki P. 22 days ago
Also, could you explain WHY and HOW prescription opioids are fueling the epidemic? I saw your source from 2015 about prescription abuse. What about the report released by the DEA in 2021 that says the diversion and abuse of opioid painkillers and other controlled prescription drugs (CPDs) are at their "lowest levels in nine years."? Less than 1% of these pills are diverted. If it's the lowest level in 9 years, how exactly is it fueling the current epidemic? Could you explain what exactly your product will fix? It sounds like you're trying to fix a problem we had in 2015, not our current problem. If I could get an explanation on which problem we are facing in 2022 that you intend to fix, that would be really helpful. Here is the report I'm referring to. Thanks in advance!
https://static1.squarespace.com/static/54d50ceee4b05797b34869cf/t/6056561b94da796fd4174ef0/1616270887543/DIR-008-21+2020+National+Drug+Threat+Assessment_WEB.pdf
0 View 2 replies

Nikki P. 22 days ago
Do you have any sources from 2021-2022 or did you stop looking when they started disputing your "facts"? Could you tell us how many overdoses a day or even a year are caused by prescription pills ONLY. Not poly pharmacy? The vast majority of overdoses are caused by illegal street drugs. How does this product prevent that? Exactly how many overdoses would this product prevent when you don't include street drugs in the equation? Our epidemic is a fentanyl and heroin epidemic. How will this product make even a small dent in this epidemic?
0

Adam B. 4 INVESTMENTS a month ago
Can you please answer my two previous questions. Not a good start for showing you're not like the rest of them.
0 View 1 reply

Adam B. 4 INVESTMENTS a month ago
Will there be a Buprenorphine-naloxone one as well, Methadone has almost as bad a reputation as opiates?
0 View 3 replies

Adam B. 4 INVESTMENTS a month ago

Smoking opiates is the second fastest way to get the drug in the system The faster the drug gets in your system the more euphoria, how will this reduce addiction?

0 View 2 replies

Michael N. 5 INVESTMENTS 2 months ago

So this is essentially a blockchain based/smart contract ish pill bottle that dispenses the correct prescribed dose in the form of inhaling the "pill"? How about when you're on 2 pain medications at once- do you need to have 2 rev mds? Walk me through the logistics of this a little further- i.e. the doctor prescribes said opioid medication and then the patients goes to the pharmacy and picks up their pill bottle which is rev md and then rev md is using blockchain/smart technology to give the prescription to the patient accordingly? Lastly, what blockchain technology are you using- is it Ethereum or something else?

0 View 1 reply

Kirtson T. 9 INVESTMENTS 2 months ago

A clear market need to bring greeter safety to the opioid dispensing market. A few questions:

1. Do you envision that every opioid prescription is fulfilled with your inhaler?
2. If so, what is your marketing strategy to fast track adoption (opioid manufacturer and pharmacy partnerships, etc)?
3. How long before you expect to have your FDA submission for review/approval?
4. What is your moat or barrier to entry by existing well funded big pharma?
5. What prevents a patient from bypassing the security of the inhaler to access the product?

0 View 3 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Host: Can you believe in America 130 people die every day due to opioid prescription overdoses.

That’s 47,000 people each year.

As you can imagine, COVID-19 has only made it worse.

At Revolution MD, we're making a difference.

At Revolution MD we are building an opioid inhaler with a thumbprint lock.

When it's time for a dose, you will press your thumb on it, and it measures it for you, reducing the likelihood of an accidental overdose.

The inhaler will remember when you took your last dose so you can’t accidentally overdose.

At the end of your prescription, our inhaler will taper the dose downward, lessening withdrawal symptoms and weaning you off naturally.

Inhale will automatically send real-time reports to your physician, allowing them to ensure compliance and prevent diversion and abuse.

We're not inventing new technology, we're putting together known, proven technologies in a novel way; now's your chance to invest in Revolution MD's smart inhaler.

Our team has developed a prototype that emulates the final device.

Join us on a journey that will never be forgotten.

A solution for the opioid epidemic. Inhale. Inhale. Inhale.

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